Exhibit 99.9

Appendix No.4 to Item 6 of the Agenda of

OJSC Rostelecom Annual General Meeting upon the results of the year 2006

APPROVED
by Annual General Shareholders’ Meeting
of OJSC Rostelecom held on June 16, 2007
Minutes No. 1 dt.            , 2007

REGULATIONS

ON THE BOARD OF DIRECTORS OF
THE OPEN JOINT STOCK COMPANY
LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

(restated version No. 6)

Moscow

2007

1.             General Provisions

1.1.          These Regulations on the Board of Directors (hereinafter, “Regulations”) shall, in accordance with the Civil Code of the Russian Federation, the Law “On Joint-Stock Companies” and the Charter of the Company, govern the procedure for convocation and holding of meetings of the Board of Directors, the amount and procedure for payment of remuneration and compensation to members of the Board of Directors of the Company.

1.2.          The Board of Directors is the collegial governing body of the Company which carries out general management activities except for the issues relegated by the Federal Law “On Joint Stock Companies” to the General Shareholders’ Meeting of the Company.

2.             Purposes and Principles of Operation of the Board of Directors

2.1.          The purposes of the Board of Directors activities shall be the procurement of maximum profits and increase of assets of the Company, protection of rights and legitimate interests of the shareholders and provision of complete, accurate and objective public information about the Company.

2.2.          In order to accomplish its purposes the Board of Directors shall adhere to the following principles:

•                  make decisions on the basis of reliable information about the Company’s activities;

•                  exclude restrictions on rights of the shareholders to participate in the management of the Company’s activities and to receive dividends and information on the Company;

•                  procure the balance between interests of different groups of shareholders and make decisions of Board of Directors in an objective manner for the benefit of all shareholders of the Company.

2.3.          Any irremovable ambiguity of rules, stipulated in legislation and internal documents shall be interpreted by the Board of Directors in favor of rights and legitimate interests of the shareholders.

3.             Rights and Duties of a Member of the Board of Directors; Proceedings for Their Execution

3.1.          A member of the Board of Directors shall have the right:

•                  to request from the officers of the Company any information and documents on the Company’s activities specified in Article 89 of the Law “On Joint Stock Companies” in accordance with the procedure stipulated by these Regulations;

•                  to receive compensation of expenses related to their performance of functions related to the performance of functions of a member of the Company’s Board of Directors according to the procedure specified in this Regulations, provided that they are not prohibited from commercial participation in the managing body of a commercial organization pursuant to the current legislation of the Russian Federation; to receive remuneration for performance of his or her duties of a member of the Company’s Board of Directors as stipulated for herein or to perform functions of a member of the Company’s Board of Directors free of charge;

•                  to demand his or her dissenting opinion on issues on the agenda and approved decisions to be recorded in the minutes of the meeting (absentee voting) of the Board of Directors.

3.2.          A member of the Board of Directors shall:

•                  be loyal to the Company, i.e., refrain from using his or her position in the Company for the benefit of other persons;

•                  act within the scope of his or her authorities in accordance with the purposes and principles of operation of the Board of Directors;

•                  act reasonably and in good faith with respect to the Company’s affairs;

•                  not disclose non-public and confidential information (as stipulated by the applicable legislation and internal documents) on the activities of the Company became known to him or her as fulfilling his or her duties as a member of the Board of Directors;

•                  initiate meetings or absentee voting by the Board of Directors in order to decide urgent matters;

•                  participate in the decision-making of the Board of Directors by voting on issues on the agenda of meetings or by absentee voting;

•                  make reasonable decisions having reviewed all necessary information (materials);

•                  evaluate risks and adverse consequences in the course of decision-making;

•                  notify the Company in time that he or she is affiliated or that there are changes in the grounds for his or her affiliation;

•                  notify the Board of Directors of proposed transactions in which he/she may be deemed interested;

•                  notify in writing the Corporate Secretary about (i) possession of securities of the Company, (ii) intentions to conduct deals with securities of the Company and its affiliates, and (iii) executed transactions with such securities – in an order set by applicable internal document, approved by the Board of Directors; and

•                  not establish or participate in organizations competing with the Company except where this has been permitted by a majority of the independent directors of the Board of Directors or by the shareholders holding a majority of the ordinary shares in the Company;

•                  to inform the Company in writing about prohibition set or lifted for his or her commercial participation in the managing body of a commercial organization pursuant to the current legislation of the Russian Federation;

•                  to inform the Company in writing if he or she intends to perform their functions as a member of the Board of Directors free of charge.

3.3.          The activities of a member of the Board of Directors shall be continuous and shall not be limited to participation in decision-making of the Board of Directors.

3.4.          The Company shall, at the written request of a member of the Board of Directors, provide him or her with personal access to the information and documents stipulated in Section 3.1 hereof.

The requested information and documents shall be provided in person to a member of the Board of Directors for review within five business days from the moment when such request was made or within another period agreed upon with the member of the Board of Directors who had made such request.

The Company shall, at the request of a member of the Board of Directors, provide him or her with copies of the requested documents.

4.             Chairman of the Board of Directors

4.1.          The Chairman of the Board of Directors shall be elected by and from among the members of the Board of Directors by a majority of votes of the members of the Board of Directors participating in the first meeting following their election by the General Shareholders Meeting of the Company.

4.2.          The person performing the functions of the individual executive body of the Company may not at the same time be the Chairman of the Board of Directors.

4.3.          The Board of Directors may re-elect the Chairman of the Board of Directors at any time.

4.4.          The members of the Board of Directors shall have the right to elect a Deputy Chairman. In the absence of the Chairman of the Board of Directors of the Company, all of his or her functions (including the right to sign documents) shall be performed by the Deputy Chairman and, in the absence of the latter, by one of the members of the Board of Directors authorized by a decision of the Board of Directors of the Company made by the majority of votes of its members participating in the meeting.

4.5.          The Chairman of the Board of Directors shall organize the work of the Board of Directors, convene and chair its meetings, organize absentee voting and keeping of minutes at the meetings of the Board of Directors.

4.6.          The Chairman of the Board of Directors may not delegate his or her functions to another person.

5.             Secretary of the Board of Directors

5.1.          The working efficiency of the Board of Directors is assured by the Corporate Secretary. The duties of the Corporate Secretary are stipulated by the Regulations on the Corporate Secretary and the Corporate Secretary’s Department.

5.2.          For the period of absence of the Corporate Secretary his/her duties shall be performed by other person designated for this period by the Board of Directors. In the case when such decision has not been taken by the Board of Directors the duties of the Corporate Secretary are performed by the Acting Corporate Secretary designated by the Company’s order.

5.3.          The Corporate Secretary shall have the right:

•                  to request from the Company’s officers information and documents required for the preparation of materials regarding the agenda issues of meetings of the Board of Directors;

•                  to receive remuneration for the performance of his or her duties and compensation for expenses related to the performance of functions of the Secretary of the Board of Directors and its committees.

5.4.          The Corporate Secretary shall:

•                  keep and draw up minutes of meetings and absentee voting of the Board of Directors;

•                  record and keep incoming documentation and copies of outgoing documentation of the Board of Directors;

•                  notify members of the Board of Directors about meetings (absentee voting) of the Board of Directors in the manner and within the time stipulated herein;

•                  send out the materials necessary for consideration of the agenda issues of meetings (absentee voting) of the Board of Directors to the members of the Board of Directors in the manner and within the term stipulated herein;

•                  make and sign extracts from minutes of meetings and absentee voting of the Board of Directors; and

•                  perform other functions as provided herein.

5.5.         The Corporate Secretary shall be quarterly remunerated for the performance of his or her functions and compensated for expenses related to the performance of these functions as stipulated for herein and in the Regulations on the Corporate Secretary and Corporate Secretary Department.

The amount of remuneration and compensation payable to the Corporate Secretary, the procedure, sources and order for their calculation shall be determined by a decision of the Board of Directors and by the Regulations on the Corporate Secretary and the Corporate Secretary’s Department.

6.             Meeting of the Board of Directors

6.1.          A decision of the Board of Directors may be taken in the form of joint presence (including video- or audio- conference call) or by absentee voting.

6.2.          The meetings of the Board of Directors shall be held regularly in accordance with the work schedule approved by the meeting of the Board of Directors, but not less than one time every three months. If so required, the Board of Directors shall consider issues that are not included in the work schedule.

Meeting of the Board of Directors to be held with respect to preparation to and holding of the annual General Shareholders’ Meeting shall be held not later than one (1) month upon the occurrence of the time for submission of annual accounting statements in order to consider draft annual reports, the annual balance sheet including profit and loss statement of the Company, distribution of its profit and loss based on the results of the fiscal year, and the report of the external auditor of the Company.

6.3.          A meeting (absentee voting) of the Board of Directors shall be convened (initiated) by the Chairman of the Board of Directors on his or her own initiative, at the request of a member of the Board of Directors, the Audit Committee, the external auditor of the Company or the individual executive body or collegial executive management body of the Company or at the request of a shareholder (shareholders) holding in aggregate not less than two (2) percent of the Company’s voting shares.

The agenda of the meeting to be convened shall be determined by the Chairman of the Board of Directors subject to the approved work plan of the Board of Directors and received requests of the persons listed in the first paragraph of this Clause. The form of the meeting to be convened (a meeting or an absentee voting) shall be determined by the Chairman of the Board of Directors.

6.4.          The request to convene a meeting (absentee voting) of the Board of Directors shall contain the following information:

•                  name of the person initiating the meeting or the name of the body or the legal entity making the request;

•                  if the request for convocation of a meeting is submitted by a shareholder, it shall include the number and category (type) of his or her shares;

•                  the form of decision-making (by joint presence or by absentee voting);

•                  the date of the meeting or, in the event of absentee voting, the final date for collecting of written opinions of the members of the Board of Directors on the agenda issues;

•                  agenda of the meeting (of absentee voting);

•                  draft resolutions on the agenda issues;

•                  information (materials) to be furnished to the members of the Board of Directors for the meeting (absentee voting);

•                  if the proposals on behalf of a shareholder are signed by his or her authorized representative, the proposal of agenda issues shall be accompanied by a notarized copy of the power of attorney or other evidence of the powers of the representative (minutes of election as a person entitled to represent a shareholder which is a legal entity without a power of attorney).

In addition, the request to convene a meeting (absentee voting) of the Board of Directors may contain the following information:

•                  time and venue of the meeting (in case of a meeting);

•                  other information at the discretion of the party initiating the convening of the meeting (absentee voting).

6.5.          The Chairman of the Board of Directors may not refuse to convene a meeting (initiate absentee voting) except for the cases, where:

•                  the request to convene a meeting (absentee voting) does not comply with the Company’s Charter or these Regulations;

•                  the initiating person has no right to request the convocation of a meeting (absentee voting) of the Board of Directors.

6.6.          The Chairman of the Board of Directors shall consider a submitted request for the convocation of a meeting (initiation of absentee voting) of the Board of Directors and send to the initiating person notification of the decision not later than three (3) business days from the date when the decision was made.

In the event the Chairman of the Board of Directors satisfies the request for the convocation of a meeting (absentee voting) the Chairman of the Board of Directors shall have the right to change the form of the decision-making by the Board of Directors and add to the agenda of the meeting (absentee voting).

6.7.          Meetings of the Board of Directors may not consider issues not specified in the notification of the meeting of the Board of Directors unless it is decided unanimously by all of the members of the Board of Directors present at the meeting but subject to quorum. The Corporate Secretary shall allow the directors not present on the meeting to vote on introduced issues in writing, or by any other means, including mail, e-mail, or any other communications.

6.8.         Notification of the convocation of the meeting of the Board of Directors shall be signed by the Chairmen of the Board of Directors and delivered to each member of the Board of Directors together with the necessary materials not less than fourteen (14) business days prior to the date of the meeting (absentee voting) by mail, e-mail or any other communications.

If it is required to hold a meeting of the Board of Directors on a tighter schedule in accordance with applicable legislation, the term for delivering the notification with necessary materials shall be reduced.

Such term may also be reduced if it is required to decide urgently on any issues provided that none of the members of the Board of Directors objects.

Notification period about a meeting in accordance with the first paragraph of Clause 6.8 hereof may not be reduced if the agenda includes an issue related to the Company’s budget (including its approval, adjustment and results of its performance).

The first (organizational) meeting of the Board of Directors shall be held without prior notification on the date of the General Shareholders Meeting which has elected the Board of Directors (provided that the decision on election of the Board of Directors and the voting results thereon were announced at the General Shareholders Meeting at which the voting took place).

Notification of a meeting shall be sent to the members of the Board of Directors in writing or in any other form convenient to them (including mail, e-mail or other types of communication).

Notification of a meeting shall specify the address to which the members of the Board of Directors may send their written opinions.

Should it become impossible or predicament to hold a meeting of the Board of Directors at the venue or time notified to the members of the Board of Directors, the meeting under the planned agenda may be held at another location or at another time.

All the members of the Board of Directors shall be notified sufficiently in advance of a change of either location or time of the meeting of the Board of Directors so the members of the Board of Directors are able to arrive to the meeting. Notification of such changes shall be sent to the members of the Board of Directors in any form guaranteeing receipt of such notification by a member of the Board of Directors at his or her residential mailing address.

On the initiative of the bodies and persons entitled to demand to convene the meeting of the Board of Directors, the agenda of the meeting of the Board of Directors convened by the Chairman may include additional issues, provided that there are no objections from any of the Directors. Proposal to include additional issues into the agenda of a convened meeting shall be made in writing and include wording of such an issue and information stipulated in Clause 6.4 hereof.

The bodies and the persons that initiated convention of the meeting (inclusion of an issue into the agenda) may revoke their proposal at any time before summarizing the voting results on such an issue.

6.9.          In the course of making decisions by the Board of Directors the members of the Board of Directors who are present at the meeting shall express their opinion on the agenda issues by voting.

6.10.        If a member of the Board of Directors cannot attend a meeting in person and if a meeting is held by absentee voting, the member of the Board of Directors shall express his or her opinion on the issues on the agenda in writing.

If the written opinion of a member of the Board of Directors contains his or her vote on all or a number of issues on the agenda, it shall be counted in determining the quorum and the voting results.

A written opinion shall be submitted by a member of the Board of Directors prior to the meeting of the Board of Directors or, if the meeting is held in the form of absentee voting, by the final date for the collection of written opinions from members of the Board of Directors.

6.11.        The Chairman shall announce the written opinion of a member of the Board of Directors who is absent from the meeting prior to the commencement of voting on an agenda issue with respect to which such opinion is submitted.

In the event of absentee voting the Corporate Secretary shall, on the basis of the written opinions received from the members of the Board of Directors in the form of signatures affixed to questionnaires or other written evidence of expression of will of the members of the Board of Directors (including those presented by mail, fax, e-mail), draw up the minutes of the absentee voting within three (3) days of the final date for collecting written opinions from the members of the Board of Directors.

If the received written opinion contains a proposal of a draft resolution materially different from that proposed for voting initially, the Corporate Secretary shall, prior to the drawing up of the minutes, bring such opinion to the attention of the other members of the Board of Directors and suggest that they express their opinion by voting in writing (including mail, fax, email communications).

6.12.        When the Board of Directors considers the issues each member of the Board of Directors shall have one vote.

A member of the Board of Directors may not delegate his or her voting right to another person, including another member of the Board of Directors.

In the event of a tie vote the Chairman of the Board of Directors shall have the deciding vote.

6.13.        The Corporate Secretary shall keep the minutes of the meetings of the Board of Directors.

The minutes of a meeting (absentee voting) of the Board of Directors shall be drawn up within three (3) days of the date of the meeting (final day for the collecting of written opinions in the event of absentee voting).

The minutes of a meeting (absentee voting) shall specify:

•                  venue, date and time or, in the event of absentee voting, the place where the minutes are drawn up and the final date for collecting of written opinions of the members of the Board of Directors;

•                  persons who were present at the meeting (in case of meeting);

•                  persons who have submitted written opinions on agenda issues;

•                  agenda of the meeting;

•                  issues put to a vote and the voting results thereof; and

•                  taken decisions.

The minutes of a meeting of the Board of Directors shall be signed by the Chairman of the meeting and by the Corporate Secretary.

In case of absentee voting, the minutes of the meeting of the Board of Directors shall be signed by the Chairman of the Board of Directors and the Corporate Secretary.

If the written opinions received from members of the Board of Directors are taken into account in determining the quorum and the voting results, such written opinions shall be attached to the minutes.

6.14.        The Company shall keep the minutes of meetings (absentee voting) of the Board of Directors at the location of its executive body in accordance with the procedure and during the periods determined by the federal executive body for the securities market. If such period is not determined, the Company shall keep the minutes of the meetings (absentee voting) of the Board of Directors permanently.

The Company shall provide the members of the Board of Directors, the Audit Committee, the external auditor of the Company and in accordance with stipulated by applicable legislation the shareholders of the Company with access to minutes of the meetings of the Board of Directors.

6.15.        In the event where a decision is made in accordance with the Charter of the Company by a three-quarters majority or unanimously by all members of the Board of Directors without taking into account the votes of dismissed members of the Board of Directors, persons indicated in the Charter of the Company shall be deemed as dismissed members of the Board of Directors.

7.             Remuneration of Members of the Board of Directors and Compensation for Expenses Related to the Performance of Their Functions

7.1.          For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions.

7.2.          The remuneration of the members consists of quarterly and annual payments.

7.3.          The quarterly payment to the every member of the Board of Directors shall be equal 980,000 rubles. The Chairman of the Board of Directors shall receive quarterly payment with a coefficient 1.3.

7.3.1.       The quarterly payment of the member of Board of Directors may be reduced by:

•                  30%, in the case of absence on less then half (50% inclusive) of the Board of Directors meetings and absentee meetings held;

•                  100%, in the case of absence on more then half of the Board of Directors meetings and absentee meetings held.

7.3.2.       If during the quarter there were changes in the composition of the Board of Directors and/or changes in performance of functions by a member of the Board of Directors (commercial/free of charge) the remuneration shall accrue and be paid in proportion to the period of time during which the member of the Board of Directors performed their functions on a commercial basis.

7.4.          The annual payment to all the members of the Board of Directors The annual payment to the members of the Board of Directors shall be determined by the decision of the General Shareholders’ Meeting as a percent of OIBDA calculated in accordance with Russian accounting legislation for the next reporting financial year that may not exceed 0.26% and shall be used for determining the amounts of remunerations of the persons performing functions of the members of the Board of Directors from the moment of the General Shareholders’ Meeting on the results of the financial year until the next annual General Shareholders’ Meeting.

The annual remuneration of each member of the Board of Directors shall be determined as a value calculated in accordance with the first paragraph of this Clause and divided by the number of persons elected to the Board of Directors with the Chairman receiving payment with a coefficient 1.3. The annual remuneration to the member of the Board of Directors may be reduced by 50% in the case of absence on more then half of the Board of Directors meetings held.

If during the period from the moment of election of the Board of Directors by the annual General Shareholders’ Meeting until the next annual General Shareholders’ Meeting there were changes in the composition of the Board of Directors and/or changes in performance of functions by a member of the Board of Directors (commercial/free of charge) the remuneration shall accrue and be paid in proportion to the period of time during which the member of the Board of Directors performed their functions on a commercial basis.

7.5.          The annual remuneration to the member of the Board of Directors shall be paid not later then 3 months after its approval by the General Shareholders’ Meeting.

7.6.          The member of the Board of Directors who also serves as a member of the Audit Committee shall receive quarterly extra payment equal to 150,000 rubles for their performance of functions as a member of the Audit Committee. The Chairman of the Audit Committee shall receive extra payment with a coefficient 1.2.

The member of the Board of Directors who serves as a member of the other committees of the Board of Directors shall receive quarterly extra payment equal to 80,000 rubles. The Chairman of the committee shall receive extra payment with the coefficient 1.2.

7.7.          Members of the Board of Directors who are state officials shall perform their duties on non-paid basis.

7.8.          Members of the Board of Directors may not receive remuneration or compensation for expenses for the performance of their duties in any kind or manner for making decisions by the Board of Directors or other bodies of the Company, or also for the exercise of their rights and performance of their duties as members of the Board of Directors, other than remuneration and compensation for expenses received in accordance with these Regulations or by the decision of the General Shareholders Meeting.

8.             Proceedings for Approval and Introduction of Amendments and Additions to the Regulations

8.1.          These Regulations shall be approved by the General Shareholders Meeting by a majority of votes of the shareholders holding the voting shares of the Company and participating in the meeting.

8.2.          The Regulations may be amended by the General Shareholders Meeting by a majority of votes of the shareholders holding the voting shares of the Company and participating in the meeting.

8.3.          If, as a result of a change in the legislation of the Russian Federation or the Charter of the Company, certain provisions of these Regulations will not be in compliance with such changes, such provisions shall cease to be in force and before amendments to these Regulations are made the members of the Board of Directors shall act in accordance with effective legal acts of the Russian Federation and the Company’s Charter.